FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of July 2017

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding issue of debt financing instruments by way of  non-public placement by Huaneng Power International, Inc. (the Registrant”), made by the Registrant on July 21,  2017.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or    in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 902)

OVERSEAS REGULATORY ANNOUNCEMENT

ISSUE OF DEBT FINANCING INSTRUMENTS BY WAY OF NON-PUBLIC PLACEMENT

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities  on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

As resolved at the 2016 annual general meeting of Huaneng Power International, Inc. (the “Company”), the Company has been given a mandate to issue debt financing instruments by way of non-public placement (either in one or multiple tranches) with a principal amount of not exceeding RMB24 billion within 24 months from the date on which the shareholders’ approval was obtained. The Company has received “Notice of Acceptance of Registration” ([2016] No. PPN19) from the National Association of Financial Market Institutional Investors, accepting the registration of the Company’s debt financing instruments by way of non-public placement.

The Company has recently completed the issue of the first tranche of the Company’s debt financing instruments by way of non-public placement for 2017 (the “Debt Financing Instruments”). The total issuing amount was RMB500 million for a term of 3 years. The unit face value is RMB100 and the issuing interest rate is 4.75%.

Agricultural Bank of China Limited act as the lead underwriter for issuance of the Debt Financing Instruments to designated investors. The proceeds from the Debt Financing Instruments will be used    to supplement the working capital and repay bank loans.

The Debt Financing Instruments do not constitute any transaction under Chapter 14 and Chapter 14A   of the Listing Rules.

By Order of the Board
Huaneng Power International, Inc
Huang Chaoquan
Company Secretary

As at the date of this notice, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Guo Junming (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Fan Xiaxia (Executive Director)	Xu Haifeng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
21 July 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Huang Chaoquan

Name:	Huang Chaoquan
Title:	Company Secretary

Date:     July 21, 2017